Exhibit 99.1

ARRIVAL Receives Nasdaq Notification of Non-Compliance with Listing Rule 5250(c)(1)

LUXEMBOURG – May 5, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles, today announced that it received a notice (the “Notice”) on Tuesday, May 2, 2023 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that because the Company has not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”), the Company is no longer in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”). The Rule requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the “SEC”).

As disclosed in the Company’s Notification of Late Filing on Form 12b-25 with respect to the 2022 20-F filed with the SEC on May 1, 2023, the delay in filing the 2022 20-F results in part from the diversion of the attention of management and other personnel responsible for the preparation of the 2022 20-F to fundraising and business combination transactions. As a result of the Company’s delay, KPMG LLP, the Company’s independent registered public accounting firm, will also need additional time to complete its audit procedures.

The Notification has no immediate effect on the listing of the Company’s ordinary shares (the “Shares”), and the Shares will continue to trade on the Nasdaq Global Select Market under the symbol “ARVL.” However, if the Company fails to regain compliance with the Rule within the specified time period, the Shares will be subject to delisting from Nasdaq.

Under Nasdaq rules, the Company has 60 calendar days from receipt of the Notice, or until July 3, 2023, to submit to Nasdaq a plan to regain compliance with the Rule. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for filing the 2022 20-F to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Company is working diligently to complete the 2022 20-F and will file the report as soon as practicable. If the Company files its 2022 20-F within the 60-day period described above, it will not need to submit a formal plan to regain compliance.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Contacts:

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com